UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Affimed N.V.

On October 4, 2023, Affimed N.V. (the “Company” or “Affimed”) issued a press release announcing that it had received approval from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) to transfer the listing of its shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer is effective as of the opening of business on October 4, 2023.

This announcement has no immediate effect on the listing or trading of the Company’s common shares. The Company’s shares will continue to trade under the “AFMD” ticker symbol. The approval by Nasdaq was conditioned upon the Company meeting the applicable market value requirement of publicly held shares for continued listing and all other applicable requirements for listing on the Nasdaq Capital Market.

In connection with the transfer to the Nasdaq Capital Market, the Company became eligible for an additional 180-day period (or until April 1, 2024) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1) that the bid price of the Company’s shares meet or exceed $1.00 per share for at least ten consecutive business days (the “Minimum Bid Price Rule”). The Company intends to continue to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: October 4, 2023	By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated October 4, 2023.